ACCOUNTANTS' CONSENT

To the Shareholders and Board of Directors of Tasty Fries, Inc.

We consent to the use of our Independent Auditor's Report dated June 10, 1996 and accompanying financial statements of Tasty Fries, Inc. for the year ended January 31, 1996 and 1995. This Report will be included in the Form SB-2 which is to be filed with the Securities and Exchange Commission for Tasty Fries, Inc.


SCHIFFMAN HUGHES BROWN
Certified Public Accountants
Blue Bell, Pennsylvania
December 31, 1996